                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 8)*



                             Life USA Holding, Inc.
                                (Name of Issuer)


                     Common Stock, $.01 par value per share
                         (Title of Class of Securities)


                                    531918209
                                 (CUSIP Number)

     Michael T. Westermeyer, Allianz Life Insurance Company of North America
                1750 Hennepin Avenue South, Minneapolis, MN 55403
                                 (612) 347-6500
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)



                                 April 13, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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-----------------------
CUSIP NO. 531918209                  SCHEDULE 13D
-----------------------

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1      NAME OF REPORTING PERSON, IRS IDENTIFICATION NO. OF ABOVE PERSON
              Allianz Life Insurance Company of North America      41-1366075
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2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                   (b) [ ]
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3      SEC USE ONLY
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4      SOURCE OF FUNDS
              WC
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5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) or 2(e)                                       [ ]
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6      CITIZENSHIP OR PLACE OF ORGANIZATION
              Minnesota
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                                       7   SOLE VOTING POWER
                NUMBER OF                        5,699,118 (1)
                 SHARES                ---------------------------------------
              BENEFICIALLY             8   SHARED VOTING POWER
                OWNED BY                               0
                  EACH                 ---------------------------------------
                REPORTING              9   SOLE DISPOSITIVE POWER
                 PERSON                          5,699,118 (1)
                  WITH                 ---------------------------------------
                                       10  SHARED DISPOSITIVE POWER
                                                       0
------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              5,699,118 (1)
------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[X]
              (1)
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13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              23.0% (based on 24,725,471 shares outstanding on January 31, 1999)
              (1)
------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*
          IC, CO
------------------------------------------------------------------------------

(1) Does not include direct purchases over the next five years of newly issued Common Stock from the Issuer pursuant to the Stock Purchase Agreement.

                                 AMENDMENT NO. 8
                                       TO
                                  SCHEDULE 13D


         This Amendment No. 8 amends the Schedule 13D, dated February 24, 1995 (as previously amended) of Allianz Life Insurance Company of North America ("Allianz") with respect to the Common Stock, $.01 par value, ("Common Stock") of Life USA Holding, Inc., a Minnesota corporation (the "Issuer"). This amendment amends only those portions of the information previously reported that have changed since the prior filing.

         This amendment reflects an amendment to the Stock Purchase Agreement.

Item 6 Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

         On April 13, 1999, Allianz and the Issuer entered into Amendment No. 4 to Stock Purchase Agreement to (i) to amend Section 2.5 relating to the maximum number of shares of Common Stock that Allianz and its affiliates may own so that stock repurchased by the Issuer pursuant to stock repurchase programs approved by the Issuer's Board of Directors on July 15, 1998 and April 13, 1999 (the "Stock Repurchase Plans") will be considered outstanding for purposes of calculating the percentage limitation and (ii) to except from the Issuer's limitation on repurchases the Stock Repurchase Plans.

         The term "Stock Purchase Agreement" refers to the Stock Purchase Agreement, as so amended.

Item 7       Material to be filed as Exhibits.

         Exhibit 1-Amendment No. 4 to Stock Purchase Agreement.

Signature
---------

         After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement by or about the undersigned is true, complete and correct.


Date:    April 26, 1999

                                     ALLIANZ LIFE INSURANCE COMPANY OF
                                        NORTH AMERICA


                                     By /s/ Michael T. Westermeyer
                                        ---------------------------------------
                                        Michael T. Westermeyer
                                        Vice President, Corporate Legal Officer
                                           and Secretary

                                 AMENDMENT NO. 4
                                       TO
                            STOCK PURCHASE AGREEMENT


         THIS AMENDMENT is made and entered into as of April 13, 1999 between LIFE USA HOLDING, INC., a Minnesota corporation (the "Company"), and ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA, a Minnesota corporation ("Allianz").


                              W I T N E S S E T H:

         WHEREAS, the parties hereto have entered into the Stock Purchase Agreement dated January 13, 1998, as amended by Amendment No. 1 to Stock Purchase Agreement dated as of January 30, 1998, Amendment No. 2 to Stock Purchase Agreement dated as of July 15, 1998, and Amendment No. 3 to Stock Purchase Agreement dated as of February 5, 1999 (the "Agreement" and all terms defined in the Agreement are used herein as defined in the Agreement); and

         WHEREAS, the Company has authorized the repurchase of up to 2,500,000 shares of its Common Stock pursuant to a stock repurchase plan adopted by the Board of Directors of the Company on April 13, 1999; and

         WHEREAS, Section 2.5 of the Agreement limits the percentage ownership by Allianz of the Company's Common Stock, and the parties wish to amend Section
2.5 to the Agreement to avoid reduction in the maximum ownership by Allianz as a result of the April 13, 1999 stock repurchase plan; and

         WHEREAS, the parties wish to amend Section 7.17(b) of the Agreement to permit the Company to carry out the Stock Repurchase Plan,

         NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

         1. Amendment of Section 2.5 of the Agreement. Section 2.5 of the Agreement is amended by adding an additional sentence to the end of Section 2.5 reading as follows:

                           "For purposes of this Section 2.5, the actual number of issued and outstanding shares of Common Stock of the Company with respect to which Allianz's percentage ownership shall be determined shall be deemed to include all Common Stock repurchased by the Company pursuant to the stock repurchase plans approved by the Board of Directors of the Company on July 15, 1998 and April 12, 1999."

         2.       Amendment to Section 7.17 of the Agreement. Clause (b) of
                  Section 7.17 of the Agreement is hereby amended to read as follows:

                           "(b) repurchase any shares of its Common Stock from any of its shareholders in any calendar year in excess of five percent (5%) of the number of shares of Common Stock outstanding at the beginning of such year, provided that this restriction on repurchase shall not apply to the Company's repurchase of its Common Stock pursuant to the stock repurchase plans approved by the Board of Directors of the Company on July 15, 1998 and April 13, 1999."

         3. Full Force and Effect. Except as expressly set forth herein, the Agreement as amended hereby shall continue in full force and effect in accordance with its terms.

         4. Counterparts. This Amendment may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which, when so executed and delivered, shall be deemed to be an original and all of which taken together shall constitute but one and the same instrument.

         5. Governing Law. This Amendment shall be governed by and construed in accordance with the laws of the State of Minnesota, without regard to the principles thereof regarding conflict of laws.

         IN WITNESS WHEREOF, the parties have executed this Agreement, each as of the date first above written.

                                LIFE USA HOLDING, INC.



                                By: /s/ M. A. Zesbaugh
                                   ---------------------------------------------
                                      Mark A. Zesbaugh, Executive
                                      Vice President and Chief Financial Officer


                                ALLIANZ LIFE INSURANCE COMPANY
                                OF NORTH AMERICA


                                By: /s/ Michael T. Westermeyer
                                   ---------------------------------------------
                                      Michael T. Westermeyer, Vice President